Exhibit 99.2

Ellomay Capital Ltd. Announces Execution of Definitive Agreements to Acquire 5.6 MWp PV Plants in Spain
Upon Closing the Company will Triple the Company’s Operating Assets in Spain

Tel-Aviv, Israel, July 21, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced the execution of definitive agreements for the purchase of 3 photovoltaic (solar) plants with approximately 5.6MWp (with nominal output of approximately 5.2MWn) in the aggregate (the “PV Plants”).  The PV Plants are ground mounted fixed technology plants and are located in Murcia, Spain.  The PV Plants are already constructed and operating and were connected to the Spanish national grid in 2011.  The Company previously announced its entry into a binding Letter of Intent in this regard in May 2014.

The PV Plants will be acquired from a Spanish company (the “Seller”) whose German parent company has entered into insolvency proceedings. The PV Plants and all associated assets and rights will be purchased by Ellomay for an aggregate purchase price of Euro 9.5 million (approximately US$13 million), subject to certain purchase price adjustments.

The closing of the transactions is subject to customary closing conditions and is expected to occur by the end of the third quarter of 2014.  Upon closing of the acquisitions, Ellomay will more than triple the current production capacity of Ellomay's existing photovoltaic sites in Spain to approximately 7.9MWp.  The PV Plants join the Company’s thirteen existing photovoltaic sites in Italy and Spain, increasing their aggregate capacity to more than 30MWp.  The Company expects that the annual revenue from the PV Plants will be approximately Euro 2 million (approximately US$ 2.7 million), and together with the Company's entire PV portfolio the annual revenue for 2014 will be approximately Euro 13.2 million (approximately US$18 million).

Ran Fridrich, CEO of Ellomay noted that "The PV Plants will be acquired at an attractive price and will contribute to the enhancement and diversification of the Company’s PV portfolio. Ellomay will continue to seek attractive opportunities in the energy sector and leverage its excellent capabilities to identify and execute such transactions."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide.  Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MWp of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant to date, with production capacity of more than 800MW, representing about 6% of Israel's power capacity.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide.  The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners.  As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including delays in the closing of the transactions, changes in the regulatory provisions applicable to the PV Plants and to the Company’s other photovoltaic plants and the remuneration scheme applicable to them, non-fulfillment of one or more of the conditions to closing set forth in the definitive agreements and changes in the actual output of the PV Plants and the other photovoltaic plants owned by the Company. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com